UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: April 29, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES NET PROFITS OF $56.4 MILLION FOR THE FIRST QUARTER 2026

PANAMA CITY, REPUBLIC OF PANAMA, APRIL 27, 2026

Bladex (NYSE: BLX, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the First Quarter (“1Q26”) ended March 31, 2026.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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FINANCIAL & BUSINESS HIGHLIGHTS
•Solid profitability with Net Profits reaching $56.4 million in 1Q26 (+9% YoY), supported by continued balance sheet expansion and revenue generation. Earnings per share totaled $1.31 for 1Q26, reflecting the deduction of the AT1 coupon distribution from net profit attributable to common shareholders, in accordance with the applicable EPS calculation.
•Adjusted Annualized Return on Equity stood at 14.2% for 1Q26, reflecting disciplined balance sheet growth, solid fee generation, and continued funding optimization. Including the effect of the AT1 issuance completed in late September 2025, the annualized Return on Equity (“ROE”) reached 13.5% in 1Q26.
•Net Interest Income (“NII”) resulted in $70.2 million in 1Q26 (+8% YoY) mostly driven by higher average business volumes. Net Interest Margin (“NIM”) stood at 2.34% for 1Q26 (-2bps YoY), reflecting lower base rates implemented in the fourth quarter of 2025 and increased market liquidity driving competitive pricing and margin compression, which was partially offset by improved funding costs driven by deposit growth, as well as pricing discipline.
•Fees and non-interest income totaled $12.9 million for 1Q26 (+2% YoY), mainly driven by higher fees (+$2.5 million or +24% YoY) from the Bank’s off-balance sheet business (letters of credit and commitments) supported by consistent client engagement and increased transactionality. Fee generation was also supported by the loan syndication desk, reflecting continued execution across the Bank’s structuring and distribution capabilities.
•Well-managed Efficiency Ratio of 26.5% for 1Q26, as higher total revenues (+7% YoY) compensated the increase in operating expenses (+5% YoY), associated with continuing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation and amortization.
•Credit Portfolio reached new all-time high at $13,487 million as of March 31, 2026 (+13% YoY), resulting from:
◦Commercial Portfolio EoP balances reaching a peak of $12,047 million at the end of 1Q26 (+13% YoY), reflecting strong growth across all products lines. In addition, the Bank created in this quarter a “Commercial Bond Portfolio” as a strategic capital deployment mechanism applied selectively within the Bank’s existing credit framework, with an outstanding principal balance of $234 million as of March 31, 2026.
◦Treasury Investment Portfolio of $1,440 million (+14% YoY), mostly consisting of investment-grade securities outside of Latin America held at amortized cost, further enhancing country and credit-risk diversification and providing contingent liquidity funding.
•Healthy asset quality, with most of the credit portfolio (97.5%) remaining low-risk or Stage 1 at the end of 1Q26. Stage 2 exposures increased to 2.2% of the portfolio at the end of 1Q26, resulting from the Bank’s proactive and cautionary credit assessment against a backdrop of challenging macroeconomic and operating conditions. Impaired credits or Stage 3 principal balance remained unchanged at $38.7 million or 0.3% of total Credit Portfolio, with a reserve coverage of 2.9x.
•Heightened and diversified deposit base, reaching historically high levels of $7,307 million at the end of 1Q26 (+25% YoY), representing 63% of the Bank’s total funding sources (+6pp YoY). The Bank also maintained ample and constant access to interbank and debt capital markets, most recently denoted by the MXN4.3 billion bond issued in April 2026 in the Mexican capital market.
•Strong Liquidity position at $1,988 million, or 14.5% of total assets as of March 31, 2026, mostly consisting of deposits placed with the Federal Reserve Bank of New York (80%).
•The Bank’s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios resulted in 17.9% and 14.7% at the end of 1Q26, respectively, both well above internal targets and regulatory minimum and providing ample headroom for capital deployment.

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FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q26	4Q25	1Q25	QoQ (var.)	YoY (var.)
Key Income Statement Highlights
Net Interest Income ("NII")	$70.2	$70.8	$65.3	-1%	8%
Fees and commissions, net	$13.1	$14.5	$10.6	-9%	24%
(Loss) gain on financial instruments, net	$(0.3)	$3.2	$2.0	-110%	-117%
Other income, net	$0.1	$0.4	$0.1	-75%	-25%
Total revenues	$83.1	$88.8	$77.9	-6%	7%
Impairment losses on financial instruments	$(4.7)	$(5.4)	$(5.2)	-12%	-9%
Operating expenses	$(22.0)	$(27.4)	$(21.0)	-20%	5%
Profit for the period	$56.4	$56.0	$51.7	1%	9%
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.31	$1.50	$1.40	-13%	-7%
Return on Average Equity (“ROE”) (2)	13.5%	13.4%	15.4%	6bps	-197bps
Adjusted ROE excluding other equity instruments (3)	14.2%	14.2%	15.4%	3bps	-121bps
Return on Average Assets (ROA) (4)	1.8%	1.8%	1.8%	-1bps	4bps
Net Interest Margin ("NIM") (5)	2.34%	2.39%	2.36%	-5bps	-2bps
Net Interest Spread ("NIS") (6)	1.69%	1.68%	1.65%	0bps	3bps
Efficiency Ratio (7)	26.5%	30.9%	26.9%	-437bps	-45bps
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (8)	$13,487	$12,599	$11,950	7%	13%
Commercial Portfolio (9)	$12,047	$11,184	$10,686	8%	13%
Treasury Investment Portfolio	$1,440	$1,415	$1,264	2%	14%
Total assets	$13,739	$12,786	$12,395	7%	11%
Total equity	$1,708	$1,679	$1,371	2%	25%
Market capitalization (10)	$1,917	$1,660	$1,360	15%	41%
Tier 1 Capital to Risk-Weighted Assets (Basel III – IRB) (11)	17.9%	17.4%	15.1%	56bps	283bps
Capital Adequacy Ratio (Regulatory) (12)	14.7%	15.5%	13.5%	-82bps	114bps
Total Assets / Total Equity (times)	8.0	7.6	9.0	6%	-11%
Liquid Assets / Total Assets (13)	14.5%	14.9%	14.9%	-48bps	-47bps
Credit-impaired loans to Loan Portfolio (14)	0.4%	0.4%	0.2%	-2bps	20bps
Impaired credits (15) to Credit Portfolio	0.3%	0.3%	0.1%	-2bps	14bps
Total Allowance for Losses to Credit Portfolio (16)	0.8%	0.9%	0.8%	-2bps	8bps
Total Allowance for Losses to Impaired credits (times) (16)	2.9	2.8	5.3	4%	-45%

RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances and investment securities managed by the Commercial business unit (or “Commercial Bond Portfolio”).

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The majority of the Bank’s core financial intermediation business, consisting of loans – principal balance (or the “Loan Portfolio”), amounted to $9,696 million at the end of 1Q26, representing an increase of 6% QoQ and 12% YoY, as the Bank selectively deployed balance-sheet capacity driven by longer-tenor transactions with attractive risk-adjusted returns. In addition, contingencies and acceptances amounted to $2,117 million at the end of 1Q26 (+6% QoQ and YoY), complementing loan growth and supporting solid client demand and commercial activity across the Region. Additionally, the Bank created a “Commercial Bond Portfolio” as a strategic capital deployment mechanism applied selectively within the Bank’s existing credit framework, with outstanding principal balances of $234 million registered as securities at fair value through comprehensive income (“FVOCI”), as of March 31, 2026.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $12,047 million at the end of 1Q26, with increases of 8% from $11,184 million in the prior quarter and of 13% from $10,686 million a year ago, highlighting the continued growth strategy execution aligned with prudent capital management. In addition, the average Commercial Portfolio balances totaled $11,316 million in 1Q26 (+5 QoQ and +11% YoY).

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As of March 31, 2026, 64% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 59% of the Bank’s short-term original book.

Weighted average lending rates stood at 6.71% in 1Q26 (-34bps QoQ; -82bps YoY), reflecting the continued impact of lower USD market-based interest rates and ample market liquidity driving competitive pricing.

Commercial Portfolio by Country

34% Investment Grade

Mexico	11%
Non-Latam	7%
Panama	6%
Chile	5%
Peru	3%
Paraguay	1%
Uruguay	1%

12,047
14%
12%
12%
9%
5%
4%
4%
11%
7%
6%
5%
3%

66% Non-Investment Grade

Guatemala	14%
Brazil	12%
Colombia	12%
Dominican Republic	9%
Ecuador	5%
Costa Rica	4%
Argentina	4%
T. & Tobago	2%
El Salvador	1%
Suriname	1%
Honduras	1%
Other Latam ≤ 1%	1%

Bladex maintains well-diversified exposures across countries and industries. At the end of 1Q26, Guatemala represents the largest country-risk exposure of the total Commercial Portfolio at 14%, followed by Brazil and Colombia, each at 12%, Mexico at 11%, Dominican Republic at 9%, and exposure to top-rated countries outside of Latin America at 7%, which relates to transactions carried out in the Region. As of March 31, 2026, 34% of the Commercial Portfolio was geographically distributed in investment grade countries.

Exposure to the Bank’s traditional client base comprising financial institutions represented 25% of the total, while sovereign and state-owned corporations accounted for another 16%. Exposure to corporates accounted for the remainder 59% of the Commercial Portfolio, comprised of top-tier clients well diversified across sectors, with the most significant exposures in Electric Power and Oil & Gas (Integrated), each at 11%, Food and Beverage at 9%, Oil & Gas (Downstream) and Other Manufacturing Industries at 5% each, of the Commercial Portfolio at the end of 1Q26.

Refer to Exhibit VII for additional information related to the Bank’s Commercial Portfolio distribution by country.

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Commercial Portfolio by Industry

12,047
25%
11%
11%
9%
5%
5%
4%
4%
3%
3%
3%
2%
2%
2%
2%
3%

Financial Institutions	25%
Electric Power	11%
Oil and Gas (Integrated)	11%
Food and Beverage	9%
Oil and Gas (Downstream)	5%
Other Manufacturing Industries	5%
Mining	4%
Retail Trade	4%
Wholesalers	3%
Telecommunications	3%
Metal Manufacturing	3%
Sovereign	2%
Other Services	2%
Oil and Gas (Upstream)	2%
Paper	2%
Plastics and Packaging	1%
Sugar	1%
Coffee	1%
Grains and Oilseeds	1%
Construction and Infrastructure	1%
Petrochemical	1%
Other Industries <1%	3%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans and investment securities of the Commercial bond Portfolio; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) impairment losses on financial instruments; and (vi) direct and allocated operating expenses.

(US$ million)	1Q26	4Q25	1Q25	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$62.3	$63.8	$59.0	-2%	6%
Non-interest income, net	13.4	15.1	10.9	-11%	23%
Total revenues	75.7	78.9	69.9	-4%	8%
Impairment losses on financial instruments	(5.2)	(5.5)	(5.1)	5%	-3%
Operating expenses	(17.4)	(21.4)	(16.9)	19%	-3%
Profit for the segment	$53.1	$52.0	$47.9	2%	11%
Commercial Segment Profit totaled $53.1 million in 1Q26 (+2% QoQ and +11% YoY). The increases were mostly driven by top line performance in net interest income supported by heightened average business volumes coupled with solid fee income generation, offsetting the effects of higher operating expenses YoY and lower loan sale-related income, as the Bank focused on retaining these assets to support net interest income generation.

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TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s Treasury investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to Treasury investment management activities, consisting of the principal balances of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Treasury Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,988 million as of March 31, 2026, compared to $1,911 million as of December 31, 2025, and $1,852 million as of March 31, 2025, highlighting the Bank’s proactive and prudent liquidity management approach in response to higher interest-bearing assets, also conforming with Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 14.5%, 14.9% and 14.9%, respectively, while the liquidity balances to total deposits ratio was 27%, 29% and 32%, respectively. As of March 31, 2026, 80% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

Treasury Investment Portfolio

The Treasury Investment Portfolio, focused on further diversifying credit-risk exposures and providing contingent liquidity funding, amounted to $1,440 million in principal amount as of March 31, 2026, up 2% from the previous quarter and up 14% from a year ago. As of March 31, 2026, 96% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $49 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio.

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Funding

The Bank’s principal sources of funds are the principal balances of deposits, borrowed funds and floating and fixed rate debt placements. As of March 31, 2026, total net funding amounted to $11,607 million, representing an increase of 8% compared to $10,727 million a quarter ago, and of 12% compared to $10,322 million a year ago, as the Bank continues to diversify its funding base to support the Bank’s ongoing commercial strategic initiatives.

The Bank obtains deposits from central banks, as well as from multilaterals, commercial banks, brokers and corporations primarily located in the Region. The principal balance of deposits amounted to $7,307 million at the end of 1Q26 (+11% QoQ and +25% YoY), representing 63% of total funding sources, supported by effective cross-selling efforts, highlighting the change in the funding structure towards higher reliance in deposits.

As of March 31, 2026, the Bank’s Yankee CD program totaled $1,715 million, or 15% of total funding sources, further diversifying the deposit base and providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 30% of total deposits at the end of 1Q26.

Funding through the principal balance of short and medium-term borrowings and debt, net of transaction costs and interest payable increased 1% QoQ and YoY to $4,091 million at the end of 1Q26. The Bank’s ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico and Panama, coupled with private debt issuances placed in different markets primarily in Asia, Europe, the United States and Latin America. Funding through the principal balance of securities sold under repurchase agreements (“Repos”) reached $244 million at the end of 1Q26 (+88% QoQ; -47% YoY).

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The Bank's funding sources are well diversified across geographies and currencies. In addition, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. Funding obtained in other currencies is hedged with derivatives to avoid any currency mismatch.

Weighted average funding costs resulted in 4.43% in 1Q26 (-26bps QoQ; -67bps YoY), mainly due to higher reliance on deposits, preserving margin discipline and funding stability, and the effect of lower USD market-based interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities, gain (loss) on intermediary derivatives and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

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(US$ million)	1Q26	4Q25	1Q25	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$7.9	$7.0	$6.2	13%	27%
Non-interest income (expense), net	(0.5)	2.9	1.8	-117%	-128%
Total revenues	7.4	9.9	8.0	-25%	-8%
Reversals (impairment losses) on financial instruments	0.5	0.1	(0.1)	421%	458%
Operating expenses	(4.6)	(6.0)	(4.1)	23%	-14%
Profit for the segment	$3.3	$4.0	$3.8	-18%	-14%
The Treasury Business Segment recorded $3.3 million profit for 1Q26 (-18% QoQ; -14% YoY). The quarterly and yearly decreases were mainly attributable to losses from the sale of investment securities and increasing operating expenses, offset by higher net interest income driven by an efficient cost of funds and active liquidity management, along with gains resulting from the Bank’s hedging derivatives and foreign exchange positions and reversals of impairment losses on financial instruments.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q26	4Q25	1Q25	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$185.9	$190.9	$189.4	-3%	-2%
Interest expense	(115.7)	(120.2)	(124.2)	-4%	-7%
Net Interest Income ("NII")	$70.2	$70.8	$65.3	-1%	8%
Net Interest Spread ("NIS")	1.69%	1.68%	1.65%	0bps	3bps
Net Interest Margin ("NIM")	2.34%	2.39%	2.36%	-5bps	-2bps
NII resulted in $70.2 million in 1Q26 (stable QoQ; +8% YoY). Solid NII levels continue to be supported by heightened average business volumes, disciplined pricing, improved funding mix, spreads stabilization through medium-term transactions, together with a continued deposit growth allowing for an efficient cost of funds, offset the continued impact of margin compression from high USD market liquidity amid intensified competition for quality assets, adding pressure on asset pricing and yields. Alongside the factors discussed above and considering the cumulative effect of market reference rate cuts implemented in the fourth quarter of 2025, NIM stood at 2.34% in 1Q26.

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NON-INTEREST INCOME
Non-Interest Income comprises Fees and Commissions, net, including revenues associated with the letter of credit business and guarantees, credit commitments, structuring services, loan intermediation and distribution in the primary market, and other commissions, net of expenses; gains (losses) on financial instruments, net, including gains from the sales of financial instruments, as well as unrealized gains or losses on fair value valuations; and other income, net.

(US$ million)	1Q26	4Q25	1Q25	QoQ (%)	YoY (%)
Fees and commissions
Letters of credit and guarantees	7.3	8.4	6.7	-14%	9%
Structuring services	3.1	3.4	2.4	-9%	31%
Credit commitments	3.6	3.4	1.4	5%	157%
Other fees and commissions income	0.4	0.0	0.4	759%	-7%
Total fee and commission income	14.4	15.3	10.9	-6%	32%
Fees and commission expenses	(1.3)	(0.9)	(0.3)	-50%	-271%
Fees and Commissions, net	$13.1	$14.5	$10.6	-9%	24%
Gain on financial instruments, net
Loans	0.0	0.4	0.0	-100%	n.m.
Investment securities	0.0	1.8	(0.4)	-100%	100%
Derivatives - intermediation	0.3	0.5	0.0	-40%	1092%
Other financial instruments	(0.6)	0.5	2.3	-220%	-126%
(Loss) gain on financial instruments, net	(0.3)	3.2	2.0	-110%	-117%
Other income, net	0.1	0.4	0.1	-75%	-25%
Total other income, net	12.9	18.0	12.7	-29%	2%
Non-interest income reached $12.9 million in 1Q26 (-29% QoQ; +2% YoY). The results were mainly driven by robust fees and commissions generation (-9% QoQ and +24% YoY) reflecting seasonality effects on its performance. The Bank’s off-balance sheet business (letters of credit and commitments) delivered $7.3 million in 1Q26 (+9% YoY) supported by consistent client engagement and increased transactionality. The Bank’s loan syndication desk business continues to deliver solid results, with $3.1 million in 1Q26 (+31% YoY), as the Bank’s participation in project and infrastructure finance continues to expand, ahead of the Bank’s full balance sheet deployment. During the quarter, gains from the Bank’s hedging derivatives and foreign exchange positions declined, along with loan sale-related income, as the Bank focused on retaining these assets to support net interest income generation.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	1Q26	4Q25	3Q25	2Q25	1Q25
Allowance for loan losses
Balance at beginning of the period	$94.3	$87.0	$81.9	$77.3	$78.2
Impairment losses (reversals)	3.8	6.7	5.1	4.6	(0.9)
Recoveries (write-offs)	0.0	0.6	0.0	0.0	0.0
End of period balance	$98.0	$94.3	$87.0	$81.9	$77.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$12.1	$13.3	$11.9	$11.3	$5.4
Impairment losses (reversals)	0.7	(1.2)	1.4	0.5	6.0
End of period balance	$12.8	$12.1	$13.3	$11.9	$11.3

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.0	$1.2	$1.2	$1.2	$1.3
Impairment losses (reversals)	0.3	(0.2)	0.0	0.0	(0.1)
Recoveries (write-offs)	0.0	0.0	0.0	0.0	0.0
End of period balance	$1.3	$1.0	$1.2	$1.2	$1.2

Total allowance for Credit Portfolio losses	$112.2	$107.4	$101.5	$95.0	$89.8

Allowance for cash and due from banks losses	$0.1	$0.2	$0.1	$0.0	$0.2

Total allowance for losses	$112.3	$107.6	$101.5	$95.1	$90.0

(at the end of each period)
Total allowance for losses to Credit Portfolio	0.8%	0.9%	0.8%	0.8%	0.8%
Credit-impaired loans to Loan Portfolio	0.4%	0.4%	0.2%	0.2%	0.2%
Impaired Credits to Credit Portfolio	0.3%	0.3%	0.2%	0.2%	0.1%
Total allowance for losses to impaired credits (times)	2.9	2.8	5.4	5.1	5.3

Stage 1 Exposure (low risk) to Total Credit Portfolio	97.5%	98.2%	97.2%	97.9%	97.9%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	2.2%	1.5%	2.6%	2.0%	2.0%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0.3%	0.3%	0.2%	0.2%	0.1%

As of March 31, 2026, the total allowance for losses stood at $112.3 million, compared to $107.6 million the previous quarter, and $90.0 million a year ago.

The $4.7 million increase in allowance for credit losses in 1Q26 was mainly associated with increased coverage on selected exposures classified at Stage 2, resulting from the Bank’s proactive and cautionary credit assessment against a backdrop of challenging macroeconomic and operating conditions. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 97.5% of total credits, while Stage 2 credits with increased risk since origination represented 2.2% of total credits.

As of March 31, 2026, the principal balance of impaired credits (Stage 3) remained unchanged at $38.7 million, or 0.3% of total Credit Portfolio, with ample reserve coverage, compared to $38.7 million in the previous quarter and $17.0 million a year ago.

Allowances for losses associated with the Credit Portfolio represented a coverage ratio of 0.8% at the end of 1Q26. Total allowance for credit losses to impaired credits resulted in 2.9 times.

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OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	1Q26	4Q25	1Q25	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	13.3	15.9	13.9	-16%	-4%
Depreciation and amortization of equipment, right-of-use and leasehold improvements	0.9	0.7	0.7	21%	30%
Amortization of intangible assets	0.7	0.9	0.3	-26%	115%
Other expenses	7.1	9.8	6.0	-28%	17%
Total Operating Expenses	$22.0	$27.4	$21.0	-20%	5%
Efficiency Ratio	26.5%	30.9%	26.9%	-437bps	-45bps

Operating expenses totaled $22.0 million in 1Q26 (-20% QoQ; +5% YoY). The yearly increases were mostly associated with continuing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation and amortization. The 20% quarterly decrease was attributed to seasonal year-end effects including higher variable compensation expenses aligned with the financial results for the prior year.

The Efficiency Ratio totaled 26.5% in 1Q26 (-437bps QoQ; -45bps YoY) as total revenues offset the pressure from ongoing operating expenses, demonstrating the Bank’s ability to absorb strategic investments while preserving cost discipline, balancing investments in growth and transformation with a continued focus on operating efficiency.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-26	31-Dec-25	31-Mar-25	QoQ (%)	YoY (%)
Common equity	$1,510	$1,481	$1,371	2%	10%
Other equity instruments	$198	$198	$0	0%	n.m.
Total equity	$1,708	$1,679	$1,371	2%	25%
Total assets / Total equity (times)	8.0	7.6	9.0	6%	-11%
Shares outstanding (in thousand)	37,536	37,230	37,154	1%	1%

Basel III International Framework (11)
Risk-Weighted Assets (Basel III – IRB)	$9,505	$9,653	$9,064	-2%	5%
Tier 1 capital to risk weighted assets (Basel III – IRB)	17.9%	17.4%	15.1%	56bps	283bps

Panama's Banking Regulation (12)
Risk-Weighted Assets	$11,592	$10,823	$10,143	7%	14%
Ordinary Common Tier 1 Capital Ratio	11.6%	12.2%	12.1%	-64bps	-51bps
Total Common Tier 1 Capital Ratio	13.3%	14.1%	12.1%	-76bps	119bps
Capital Adequacy Ratio	14.7%	15.5%	13.5%	-82bps	114bps
The Bank’s equity mainly consists of issued and fully paid ordinary common stock, with 37.5 million common shares outstanding as of March 31, 2026. In addition, the Bank’s capital position considers the US$200 million inaugural Additional Tier 1 (AT1) capital issuance, registered in the Bank’s statement of financial position as other equity instruments, net of transaction costs.

14

As of March 31, 2026, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 17.9%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 14.7% as of March 31, 2026, well above the regulatory minimum of 9.25%. Additionally, the Bank’s Ordinary Common Tier 1 Capital Ratio, as defined by the Panama’s banking regulator, was 11.6% as of March 31, 2026, well above the regulatory minimum of 5.75%.

Recent Events:
•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.6875 per share corresponding to 1Q26. The cash dividend will be paid on May 27, 2026, to shareholders registered as of May 8, 2026.
•Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 21, 2026, in Panama City, Panama, shareholders:
◦Approved an amendment of the Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from “Banco Latinoamericano de Comercio Exterior, S.A.” to “Bladex, Inc.”
◦Reelected Mr. José Alberto Garzon and elected Mr. Juan Alberto Pazo, as Directors representing the holders of Class “A” shares of the Bank’s common stock,
◦Elected Ms. Julianne Canavaggio as Director representing the holders of Class “E” shares of the Bank’s common stock,
◦Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025,
◦Ratified KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026,
◦Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
1.Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
2.ROE refers to return on average stockholders’ equity which is calculated based on unaudited daily average balances.
3.ROE excluding other equity instruments refers to the adjusted net profit after AT1 distributions over average stockholders’ equity excluding other equity instruments, which is calculated based on unaudited daily average balances.
4.ROA refers to return on average assets which is calculated based on unaudited daily average balances.
5.NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
6.NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, minus the average yield paid on interest-bearing liabilities.
7.Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
8.The Bank’s “Credit Portfolio” includes (i) loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees (or the “Loan Portfolio”); (ii) principal balance of securities at FVOCI and at amortized cost, which excludes interest receivable and allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit and guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
9.The Bank’s “Commercial Portfolio” includes loans – principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of

15

credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances; and the principal balance of investment securities managed by the Bank’s Commercial Unit (or the “Commercial Bond Portfolio”).
10.Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
11.Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.
12.As defined by the Superintendency of Banks of Panama (“SBP”) through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
13.Liquid assets consist of total cash and due from banks, excluding time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
14.Loan Portfolio refers to loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
15.Impaired Credits refers to the principal balance of Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
16.Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses, allowance for investment securities losses and allowance for cash and due from banks losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

16

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, April 28, 2026, at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at https://bladex.com/. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on https://bladex.com/. The conference call will become available for review one hour after its conclusion.

For more information, please access https://bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

17

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2026	December 31, 2025	March 31, 2025	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and due from banks	$2,016,428	$1,923,731	$1,900,544	$92,697	5%	$115,884	6%

Investment securities	1,690,352	1,428,990	1,276,167	261,362	18	414,185	32

Loans	9,683,093	9,141,668	8,709,983	541,425	6	973,110	11

Customers' liabilities under acceptances	230,591	161,597	437,094	68,994	43	(206,503)	(47)
Trading derivative - assets	2,431	1,569	73	862	55	2,358	3,230
Hedging derivative financial instruments - assets	57,644	69,837	32,492	(12,193)	(17)	25,152	77
Equipment, right-of-use assets and leasehold improvements, net	20,462	19,673	19,233	789	4	1,229	6
Intangible assets	10,596	10,744	3,425	(148)	(1)	7,171	209
Other assets	27,544	28,584	15,846	(1,040)	(4)	11,698	74
Total assets	$13,739,141	$12,786,393	$12,394,857	$952,748	7%	$1,344,284	11%

Liabilities

Customer deposits	$7,347,763	$6,640,290	$5,902,294	$707,473	11	$1,445,469	24
Securities sold under repurchase agreements	245,880	130,509	460,451	115,371	88	(214,571)	(47)
Borrowings and debt	4,090,790	4,030,389	4,041,987	60,401	1	48,803	1
Lease liabilities	18,068	18,429	18,993	(361)	(2)	(925)	(5)
Acceptance outstanding	230,591	161,597	437,094	68,994	43	(206,503)	(47)
Trading derivative - liabilities	1,033	433	49	600	139	984	2,008
Hedging derivative financial instruments - liabilities	48,015	62,506	111,317	(14,491)	(23)	(63,302)	(57)
Provisions for losses on loan commitments and financial guarantee contract	12,836	12,130	11,334	706	6	1,502	13
Other liabilities	36,150	51,363	40,667	(15,213)	(30)	(4,517)	(11)
Total liabilities	$12,031,126	$11,107,646	$11,024,186	$923,480	8%	$1,006,940	9%

Equity
Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(92,016)	(97,597)	(98,978)	5,581	6	6,962	7
Other equity instruments	197,976	197,976	0	0	0	197,976	n.m.
Additional paid-in capital in excess of value assigned to common stock	121,995	125,151	120,213	(3,156)	(3)	1,782	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	163,946	159,093	149,639	4,853	3	14,307	10
Retained earnings	934,624	916,429	820,542	18,195	2	114,082	14
Other comprehensive income	6,300	2,505	4,065	3,795	151	2,235	55
Total equity	$1,708,015	$1,678,747	$1,370,671	$29,268	2%	$337,344	25%

Total liabilities and equity	$13,739,141	$12,786,393	$12,394,857	$952,748	7%	$1,344,284	11%
(*) "n.m."means not meaningful.

18

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2026	December 31, 2025	March 31, 2025	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$185,948	$190,933	$189,420	$(4,985)	(3)%	$(3,472)	(2)%
Interest expense	(115,742)	(120,173)	(124,164)	4,431	4	8,422	7
Net Interest Income	70,206	70,760	65,256	(554)	(1)	4,950	8

Other income (expense):
Fees and commissions, net	13,130	14,466	10,583	(1,336)	(9)	2,547	24
(Loss) gain on financial instruments, net	(330)	3,204	1,984	(3,534)	(110)	(2,314)	(117)
Other income	94	372	126	(278)	(75)	(32)	(25)
Total other income, net	12,894	18,042	12,693	(5,148)	(29)	201	2

Total revenues	83,100	88,802	77,949	(5,702)	(6)	5,151	7

Impairment losses on financial instruments	(4,734)	(5,402)	(5,216)	668	12	482	9

Operating expenses:
Salaries and other employee expenses	(13,349)	(15,902)	(13,938)	2,553	16	589	4
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(900)	(743)	(693)	(157)	(21)	(207)	(30)
Amortization of intangible assets	(701)	(949)	(326)	248	26	(375)	(115)
Other expenses	(7,061)	(9,808)	(6,044)	2,747	28	(1,017)	(17)
Total operating expenses	(22,011)	(27,402)	(21,001)	5,391	20	(1,010)	(5)

Profit for the period	$56,355	$55,998	$51,732	$357	1%	$4,623	9%

PER COMMON SHARE DATA:
Basic earnings per share	$1.31	$1.50	$1.40
Book value (period average)	$40.15	$39.26	$36.83
Book value (period end)	$40.23	$39.77	$36.89

Weighted average basic shares (in thousands of shares)	37,387	37,231	36,941
Basic shares period end (in thousands of shares)	37,536	37,230	37,154

PERFORMANCE RATIOS:
Return on average assets	1.8%	1.8%	1.8%
Return on average equity	13.5%	13.4%	15.4%
Net interest margin	2.34%	2.39%	2.36%
Net interest spread	1.69%	1.68%	1.65%
Efficiency Ratio	26.5%	30.9%	26.9%
Operating expenses to total average assets	0.71%	0.90%	0.73%

19

EXHIBIT III
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2026			December 31, 2025			March 31, 2025
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,422,693	$13,192	3.71%	$1,548,440	$15,903	4.02%	$1,596,763	$16,848	4.22%
Securities at fair value through OCI	165,121	2,132	5.16	64,071	781	4.77	126,743	1,757	5.54
Securities at amortized cost (2)	1,371,978	16,264	4.74	1,370,122	16,763	4.79	1,091,843	12,553	4.60
Loans, net of unearned interest (2)	9,196,336	154,360	6.71	8,740,662	157,486	7.05	8,403,207	158,262	7.53
TOTAL INTEREST EARNING ASSETS	$12,156,128	$185,948	6.12%	$11,723,295	$190,933	6.37%	$11,218,556	$189,420	6.75%

Allowance for loan losses	(94,918)			(70,822)			(85,300)
Non interest earning assets	428,542			402,969			578,899
TOTAL ASSETS	$12,489,751			$12,055,442			$11,712,154

INTEREST BEARING LIABILITIES
Deposits	6,673,642	$68,639	4.11%	6,416,582	$72,004	4.39%	$5,623,600	$67,878	4.83%
Securities sold under repurchase agreement	142,530	1,640	4.60	120,454	1,472	4.78	191,657	2,401	5.01
Short-term borrowings and debt	1,084,428	12,102	4.46	1,110,486	12,663	4.46	1,154,460	14,602	5.06
Long-term borrowings and debt, net (3)	2,543,420	33,361	5.25	2,383,065	34,034	5.59	2,763,148	39,283	5.69
TOTAL INTEREST BEARING LIABILITIES	$10,444,020	$115,742	4.43%	$10,030,588	$120,173	4.69%	$9,732,865	$124,164	5.10%

Non interest bearing liabilities and other liabilities	$346,544			$365,371			$618,766
TOTAL LIABILITIES	10,790,564			10,395,958			10,351,631
TOTAL EQUITY	1,699,187			1,659,484			1,360,523

TOTAL LIABILITIES AND EQUITY	$12,489,751			$12,055,442			$11,712,154

NET INTEREST SPREAD			1.69%			1.68%			1.65%

NET INTEREST INCOME AND NET INTEREST MARGIN		$70,206	2.34%		$70,760	2.39%		$65,256	2.36%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT IV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/26	DEC 31/25	SEP 30/25	JUN 30/25	MAR 31/25
Net Interest Income:
Interest income	$185,948	$190,933	$193,680	$194,431	$189,420
Interest expense	(115,742)	(120,173)	(126,253)	(126,692)	(124,164)
Net Interest Income	70,206	70,760	67,427	67,739	65,256

Other income (expense):
Fees and commissions, net	13,130	14,466	14,052	19,912	10,583
(Loss) Gain on financial instruments, net	(330)	3,204	882	2,161	1,984
Other income	94	372	416	230	126
Total other income, net	12,894	18,042	15,350	22,303	12,693

Total revenues	83,100	88,802	82,777	90,042	77,949

Impairment losses on financial instruments	(4,734)	(5,402)	(6,482)	(5,019)	(5,216)
Total operating expenses	(22,011)	(27,402)	(21,327)	(20,839)	(21,001)

Profit for the period	$56,355	$55,998	$54,968	$64,184	$51,732

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.31	$1.50	$1.48	$1.73	$1.40

PERFORMANCE RATIOS
Return on average assets	1.8%	1.8%	1.8%	2.1%	1.8%
Return on average equity	13.5%	13.4%	14.9%	18.5%	15.4%
Net interest margin	2.34%	2.39%	2.32%	2.36%	2.36%
Net interest spread	1.69%	1.68%	1.64%	1.70%	1.65%
Efficiency Ratio	26.5%	30.9%	25.8%	23.1%	26.9%
Operating expenses to total average assets	0.71%	0.90%	0.70%	0.69%	0.73%

21

EXHIBIT V
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/26	DEC 31/25	MAR 31/25
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$62,276	$63,773	$59,029
Other income, net	13,407	15,093	10,881
Total revenues	75,683	78,866	69,910
Impairment losses on financial instruments	(5,239)	(5,499)	(5,075)
Operating expenses	(17,380)	(21,399)	(16,921)

Profit for the segment	$53,064	$51,968	$47,914

Segment assets	10,172,721	9,327,239	9,166,885

TREASURY BUSINESS SEGMENT:

Net interest income	$7,930	$6,987	$6,227
Other (expense) income, net	(513)	2,949	1,812
Total revenues	7,417	9,936	8,039
Reversals (impairment losses) on financial instruments	505	97	(141)
Operating expenses	(4,631)	(6,003)	(4,080)

Profit for the segment	$3,291	$4,030	$3,818

Segment assets	3,538,876	3,430,570	3,210,260

TOTAL:

Net interest income	$70,206	$70,760	$65,256
Other income, net	12,894	18,042	12,693
Total revenues	83,100	88,802	77,949
Impairment losses on financial instruments	(4,734)	(5,402)	(5,216)
Operating expenses	(22,011)	(27,402)	(21,001)
Profit for the period	$56,355	$55,998	$51,732
Total segment assets	13,711,597	12,757,809	12,377,145
Unallocated assets	27,544	28,584	17,712
Total assets	13,739,141	12,786,393	12,394,857

22

EXHIBIT VI
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2026		December 31, 2025		March 31, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$435	3	$365	3	$362	3	$70	$73
BRAZIL	1,421	11	1,268	10	1,480	12	153	(59)
CHILE	616	5	595	5	585	5	21	31
COLOMBIA	1,413	10	1,174	9	1,059	9	239	354
COSTA RICA	474	4	525	4	443	4	(51)	31
DOMINICAN REPUBLIC	1,044	8	1,092	9	931	8	(48)	113
ECUADOR	573	4	389	3	481	4	184	92
EL SALVADOR	171	1	155	1	75	1	16	96
GUATEMALA	1,725	13	1,653	13	1,179	10	72	546
HONDURAS	147	1	129	1	235	2	18	(88)
JAMAICA	101	1	58	0	63	1	43	38
MEXICO	1,350	10	1,326	11	1,330	11	24	20
PANAMA	699	5	679	5	625	5	20	74
PARAGUAY	167	1	208	2	156	1	(41)	11
PERU	414	3	395	3	845	7	19	(431)
PUERTO RICO	19	0	22	0	28	0	(3)	(9)
SURINAME	150	1	150	1	0	0	0	150
TRINIDAD & TOBAGO	245	2	214	2	169	1	31	76
UNITED STATES OF AMERICA	1,031	8	990	8	828	7	41	203
URUGUAY	139	1	71	1	122	1	68	17
MULTILATERAL ORGANIZATIONS	102	1	97	1	78	1	5	24
OTHER NON-LATAM (1)	1,051	8	1,044	8	876	7	7	175
TOTAL CREDIT PORTFOLIO (2)	$13,487	100%	$12,599	100%	$11,950	100%	$888	$1,537
INTEREST RECEIVABLE	135		104		138		31	(3)
UNEARNED INTEREST AND DEFERRED FEES	(34)		(35)		(31)		1	(3)
TOTAL CREDIT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$13,588		$12,668		$12,057		$920	$1,531

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2026, “Other Non-Latam” was comprised of Canada ($96 million), European countries ($551 million) and Asian-Pacific countries ($404 million).
(2)Includes (i) loans - principal balance (or the "Loan Portfolio"); (ii) principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

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EXHIBIT VII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2026		December 31, 2025		March 31, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$435	4	$365	3	$362	3	$70	$73
BRAZIL	1,421	12	1,261	11	1,468	14	160	(47)
CHILE	586	5	565	5	556	5	21	30
COLOMBIA	1,413	12	1,159	10	995	9	254	418
COSTA RICA	474	4	517	5	435	4	(43)	39
DOMINICAN REPUBLIC	1,044	9	1,092	10	931	9	(48)	113
ECUADOR	573	5	389	4	481	5	184	92
EL SALVADOR	171	1	155	1	75	1	16	96
GUATEMALA	1,725	14	1,653	15	1,179	11	72	546
HONDURAS	147	1	129	1	235	2	18	(88)
JAMAICA	101	1	58	1	63	1	43	38
MEXICO	1,350	11	1,325	12	1,311	12	25	39
PANAMA	664	6	604	5	553	5	60	111
PARAGUAY	167	1	208	2	156	1	(41)	11
PERU	412	3	385	3	826	8	27	(414)
PUERTO RICO	19	0	22	0	28	0	(3)	(9)
SURINAME	150	1	150	1	0	0	0	150
TRINIDAD & TOBAGO	245	2	214	2	169	2	31	76
URUGUAY	139	1	71	1	122	1	68	17
OTHER NON-LATAM (1)	811	7	862	8	741	7	(51)	70
TOTAL COMMERCIAL PORTFOLIO (2)	$12,047	100%	$11,184	100%	$10,686	100%	$863	$1,361
INTEREST RECEIVABLE	118		89		125		29	(7)
UNEARNED INTEREST AND DEFERRED FEES	(34)		(35)		(31)		1	(3)
TOTAL COMMERCIAL PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$12,131		$11,238		$10,780		$893	$1,351

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2026, “Other Non-Latam” was comprised of United States of America ($232 million), Canada ($41 million), European countries ($359 million) and Asian-Pacific countries ($179 million).
(2)Includes loans - principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances; and investment securities managed by the Commercial business unit (or “Commercial Bond Portfolio”).

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EXHIBIT VIII
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2026		December 31, 2025		March 31, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$0	0	$7	0	$12	1	$(7)	$(12)
CHILE	30	2	30	2	29	2	0	1
COLOMBIA	0	0	15	1	64	5	(15)	(64)
COSTA RICA	0	0	8	1	8	1	(8)	(8)
MEXICO	0	0	1	0	19	1	(1)	(19)
PANAMA	35	2	75	5	72	6	(40)	(37)
PERU	2	0	10	1	19	1	(8)	(17)
UNITED STATES OF AMERICA	799	56	733	52	672	53	66	127
MULTILATERAL ORGANIZATIONS	102	7	97	7	78	6	5	24
OTHER NON-LATAM (1)	472	33	439	31	291	24	33	181
TOTAL INVESTMENT PORTFOLIO (2)	$1,440	100%	$1,415	100%	$1,264	100%	$25	$176
INTEREST RECEIVABLE	17		15		13		2	4
TOTAL INVESTMENT PORTFOLIO, NET OF INTEREST RECEIVABLE	$1,457	100%	$1,430	100%	$1,277	100%	$27	$180

(1)Risk in highly rated countries outside the Region. As of March 31, 2026, “Other Non-Latam” was comprised of Canada ($55 million), European countries ($192 million) and Asian-Pacific countries ($225 million).
(2)Includes financial instruments related to Treasury investment management activities such as the principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

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BLADEX

BLX LISTED NYSE

1Q26

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

VP investor Relations
dcano@bladex.com
+5076282-5856

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